UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

Commission File Number 0-17284

MERCARI COMMUNICATIONS GROUP, LTD.
(Name of Company as specified in its corporate charter)

Colorado (State or other jurisdiction of incorporation or organization)	84-1085935 (I.R.S. Employer Identification No.)

1005 East Cobblestone Drive
Highlands Ranch, Colorado, 80126
(Address of principal executive offices)

(303) 791-3888
(Company’s telephone number, including area code)

MERCARI COMMUNICATIONS GROUP, LTD.
1005 East Cobblestone Drive
Highlands Ranch, CO 80126

_______________________

REPORT OF CHANGE IN A MAJORITY OF DIRECTORS

INFORMATION PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934

_______________________

WE ARE NOT ASKING YOU FOR A PROXY AND
YOU ARE REQUESTED NOT TO SEND US A PROXY

General

     This Information Statement is being delivered on or after April 9, 2007 to the holders of shares of common stock, par value $0.00001 of Mercari Communications Group, Ltd., a Colorado corporation (the “Company”). You are receiving this Information Statement in connection with a change of control and the appointment of new members to the Company’s Board of Directors which is expected to take place ten (10) days after the date this statement is mailed to our shareholders and filed with the Securities and Exchange Commission in accordance with Rule 14f-1.

     This report is furnished by our board of directors to the holders of our common stock.

     On March 21, 2007, we issued 1,000,000 shares of our common stock to Underwood Family Partners, Ltd. (“Partnership”) as payment in full of a $10,000 loan made by the Partnership to us on January 19, 2007. L. Michael Underwood is the general partner of the Partnership. Also on March 21, 2007, we issued 1,000,000 shares of our common stock to Kanouff, LLC (“KLLC”) as payment in full of a $10,000 loan made by KLLC to us. John P. Kanouff is the sole owner and member of KLLC. We used the amounts borrowed from the Partnership and KLLC to become current in our reporting obligations with the Securities and Exchange Commission under the Exchange Act of 1934 and to become current with our obligations to file federal and state income tax returns. In addition, on March 21, 2007 the Partnership and KLLC purchased a total of 570,251 shares of our common stock from Robert W. Marsik, Thomas A. Higgins, and Allan Bergenfield, our current directors and officers, for a total of $35,000, paid by canceling repayment of a loan in that amount made to such persons. Messrs. Higgins and Bergenfield have resigned as two of our directors and officers, with the resignations to become effective on the tenth day after this report is sent to our shareholders. Mr. Marsik, as the sole remaining director, will appoint Messrs. Underwood and Kanouff to become two of our directors on the tenth day after this report is sent to our shareholders. Immediately thereafter, Mr. Marsik will resign as one of our directors and officers; and Messrs. Underwood and Kanouff will appoint themselves as our officers.

     This report will be mailed to our shareholders on or about April 9, 2007, on which date there were 3,062,897 shares of our common stock outstanding. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

     This report is provided for information purposes only. We are not soliciting proxies in connection with the matters described in this report. You are not requested to respond to this report in any way.

Voting Securities and Principal Holders Thereof

     The following table sets forth certain information regarding the beneficial ownership of our shares on April 9, 2007, by (i) each person who is known by us to own beneficially more than 5% of our outstanding stock (including the address of such persons); (ii) each of our current executive officers and the persons who will become our directors; and (iii) all of our current executive officers and directors and the persons who will become our directors, as a group. Except as otherwise indicated, each such person has investment and voting power with respect to such shares, subject to community property laws where applicable.

Name and Address of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership	Percent of Class
John P. Kanouff	Common Stock	1,285,126	41.9%
2525 E. Cedar Avenue
Denver, CO 80209(1)

L. Michael Underwood	Common Stock	1,285,125	41.9%
5 Eagle Pointe Lane
Castle Pines, CO 80108(2)

Robert W. Marsik	Common Stock	242,945	7.9%
6353 Vacquero Drive
Castle Rock, CO 80108

Thomas A. Higgins	Common Stock	43,055	2.1%
1005 Cobblestone Dr.
Highlands Ranch, CO 80126

Allan Bergenfield	Common Stock	14,000.5%
548 Longhorn Crescent
Rockville, MD 20850

Current officers and	Common Stock	2,870,251	93.7%
directors and persons who
will become directors as a
group (five persons

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(1)	Shares owned by Kanouff, LLC, the sole owner and member of which is John P. Kanouff.
(2)	Shares owned by Underwood Family Partners, Ltd., the general partner of which is L. Michael Underwood.

Directors and Executive Officers

     John P. Kanouff and L. Michael Underwood, each as indirect beneficial owners of 41.9% of the outstanding Common Stock of the Company, intend to become directors and officers of the Company. When Messrs. Kanouff and Underwood become directors and officers of the Company, it is expected that Messrs. Marsik, Higgins, and Bergenfield will cease to be directors and officers of the Company. On or after April 20, 2007, the board of directors of the Company and the Company’s officers shall consist of the following persons:

Director’s Name	Age	Position
John P. Kanouff	63	Secretary and Treasurer
L. Michael Underwood	54	President and Secretary

     Messrs. Marsik, Higgins, and Bergenfield agreed to remain as directors and officers of the Company until their successors have been elected and qualified or until their earlier death, resignation or removal.

     Except as set forth above, there are no family relationships among directors or executive officers of the Company and no directorships are held by any director in a company which has a class of securities registered pursuant to Section 12 of the 1934 Act, or subject to the requirements of Section 15(d) of that Act or any company registered as an investment company under the Investment Company Act of 1940. Officers serve at the discretion of the board of directors.

Changes in Control

     On March 21, 2007, we issued 1,000,000 shares and our directors transferred 285,125 shares (totaling 41.9% of our outstanding shares on such date) to the Partnership and we issued 1,000,000 shares and our directors transferred 285,126 shares (totaling 41.9% of our outstanding shares on such date) to KLCC. The consideration paid for these shares was not obtained with bank or other loans. As a result, a change in control of the Company occurred. We reported the change in control on Form 8-K filed with the Securities and Exchange Commission on March 23, 2007.

Certain Relationships and Related Transactions

      Directors And Executive Officers

     The names and ages and business backgrounds of our directors and the persons who will become our directors and executive officers and their positions are as follows:

Name	Age	Position
Robert W. Marsik	60	President and Secretary(1)
Thomas A. Higgins	57	Chairman(1)
Allan Bergenfield	64	Director(1)
L. Michael Underwood	54	Director and President
John P. Kanouff	63	Director, Secretary, and Treasurer

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(1)	Messrs. Marsik, Higgins and Bergenfield will be replaced as directors and officers on or after April 20, 2007.

     L. Michael Underwood. During the past five years, Mr. Underwood’s principal occupation has been acting as the sole officer of LMU & Company (“LMUCO”), a Colorado corporation wholly owned by Mr. Underwood. LMUCO’s business consists of providing consulting services to businesses. Mr. Underwood is not currently a director of a publicly held entity.

     John P. Kanouff. During the past five years, Mr. Kanouff’s principal occupation has been acting as the manager of Kanouff, LLC (“KLLC”), a Colorado limited liability company wholly owned by Mr. Kanouff. KLLC’s business consists of providing consulting services to businesses. From May to December of 2002, Mr. Kanouff was a registered representative with Sands Brothers & Co., Ltd., a member of the New York Stock Exchange; and from November of 2004, to July of 2006, Mr. Kanouff was a registered representative with US EURO Securities, Inc., a member of the National Association of Securities Dealers. Mr. Kanouff is not currently a director of a publicly held entity.

     Robert W. Marsik. Mr. Marsik has been a director since 2000. From October 2004 until January 2007, Mr. Marsik was Finance Manager at Burt Kuni Honda, Englewood, Colorado. Since January 2007, Mr. Marsik has been Finance Manager at Mountain States Toyota, Denver, Colorado. From June 2002 until September 2004 he was employed as a car salesman for Cush Honda in Escondido California. For five years prior, he was an independent business broker with a small merger and acquisition firm in Irvine California and was Chief Executive Officer, President, Vice President and Director for numerous public companies over the last twenty years. Presently, he is a director and officer of the Company only. He successfully assisted with several IPOs, secondary and warrant exercise offerings for the companies he was involved in and has merger and acquisition experience with several public companies.

     Thomas A. Higgins. Mr. Higgins has been a director since inception. For the past five years Mr. Higgins has been self employed in the home improvement industry and in 2002 started Superior Products Company, which sells home improvement products in the Denver, Colorado market area. Mr. Higgins received a Bachelor of Arts degree from Drake University in 1971 and a Masters of Public Administration degree from the University of Colorado in 1974.

     Allan Bergenfield. Mr. Bergenfield has been a director since 2000. He is the President and principal owner of Bergenfield and Associates, which is a regional sales and marketing company servicing primarily the Eastern Seaboard portion of the United States and provides sales, broker and marketing services for numerous personal care manufacturing companies. He established this business in 1985 after resigning a position as Senior Vice President of Marketing for Minnetonka Inc. a manufacturer of health and beauty aids.

Legal Proceedings

     The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than 5% of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, nor any person who will become a director upon completion of the transaction is a party, or any information that any such person is adverse to the Company or has a material interest adverse to the Company.

Compensation of Directors and Executive Officers and Other Matters

     No compensation was paid to any directors or to the executive officers of the Company in their capacities as such, or for any other purpose, between December 2000, and the date of this report.

Employment Agreements or Other Compensation Arrangements

     None.

Compliance with Section 16(a) of the Securities Act of 1934

     None of our directors, officers, beneficial owners of more than 10% of our common stock failed to file a report required by Section 16(a) of the Securities Exchange Act of 1934 during our last fiscal year ended May 31, 2006.

Nominating, Audit, and Compensation Committees

     We do not have any standing audit, nominating, or compensation committees and no audit committee financial expert; and we do not have any committees or persons performing similar functions. We do not have a website. We do not have such committees or website because our Company has been mostly inactive and has limited financial resources. The board meets during the year only as necessary in connection with requirements of business of the Company and there have been no meetings of the board during the last fiscal year or since that time.

Shareholder Communications

     The board of directors has not established a process for security holders to send communications to the board of directors. Our recent inactivity, small size and lack of financial resources led the board to conclude that such a process would not benefit security holders of the Company.

SIGNATURES

     In accordance with Section 13 or 15(d) of the Exchange Act, the Company caused this Information Statement to be signed on its behalf by the undersigned thereunto duly authorized.

MERCARI COMMUNICATIONS GROUP, LTD. a Colorado corporation By /s/ Robert W. Marsik Robert W. Marsik, President

DATE: April 9, 2007